RENEW ENERGY GLOBAL PLC

c/o Vistra (UK) Ltd, 3rd Floor, 11-12 St James’s Square

London SW1Y 4LB, United Kingdom

October 1, 2021

VIA EDGAR

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ReNew Energy Global plc (the “Company”) Registration Statement on Form F-1 File No. 333-259706

Dear Mr. Arthur Tornabene-Zalas

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-259706) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Eastern Time on October 5, 2021 or as soon as practicable thereafter, unless the Company or its counsels notify you otherwise prior to such time.

We request that we be notified of such effectiveness by a telephone call to Rajiv Gupta at +65 6437 5467 or Sharon Lau at +65 6437 5464 of Latham & Watkins LLP, and that such effectiveness also be confirmed in writing.

Very truly yours, ReNew Energy Global plc

By:	/s/ D. Muthukumaran
	Name:	D. Muthukumaran
	Title:	Chief Financial Officer

cc: Sumant Sinha and D. Muthukumaran

ReNew Energy Global plc

cc: Rajiv Gupta and Sharon Lau

Latham & Watkins LLP